Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Announces Phase 2 Basket Trial in Collaboration with Merck to Evaluate DPX-Survivac in Combination with KEYTRUDA® Across Five Solid Tumor Indications

Clinical Expansion Marks Third Phase 2 Clinical Trial Combining IMV’s Lead Immunotherapy Candidate with Merck’s Marketed Checkpoint Inhibitor

Halifax, Nova Scotia; September 11, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that it has expanded its clinical program with a Phase 2 basket trial evaluating its lead candidate, DPX-Survivac, in combination with low dose cyclophosphamide and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with select advanced or recurrent solid tumors.

“The clinical data from our recent ASCO meeting presentation demonstrated for the first time the unique potential of DPX-Survivac to generate solid tumor regressions in ovarian cancer,” said Frederic Ors, Chief Executive Officer, IMV Inc. “We are delighted to expand our clinical program and collaboration with Merck across multiple cancer indications, and look forward to investigating the potential added benefit of combining DPX-Survivac and KEYTRUDA®.”

The open-label, multicenter, Phase 2 basket study will evaluate the safety and efficacy of the immunotherapeutic combination agents in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker. Investigators plan to enroll more than 200 patients across five indications at multiple medical centers in Canada and the United States. IMV expects to initiate trial enrollment in the 4th quarter of 2018.

“With this new study evaluating the combination of IMV and Merck immunotherapies, our goal is to expand the patient impact and market potential of our lead candidate across a broad range of cancers,” said Joseph Sullivan, Senior Vice President, Business Development, IMV Inc. “The Merck team has significant experience in the field, and we are very enthusiastic about exploring this combination with them in multiple solid tumor indications.”

The American Society of Clinical Oncology (ASCO) defines a basket clinical study as a trial that investigates the effects of a drug regimen in multiple tumor types that share a common molecular target, regardless of where the disease originated.

This is the third clinical trial evaluating the combination of DPX-Survivac, low dose cyclophosphamide, and pembrolizumab in advanced recurrent cancers. Two ongoing investigator-sponsored Phase 2 trials are evaluating this combination in patients with advanced ovarian cancer and diffuse large B-cell lymphoma (DLBCL).

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation against cancer. IMV believes this MOA is key to generating durable regressions in solid tumors. DPX-Survivac consists of survivin-based peptide antigens formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is believed to work by eliciting a prolonged cytotoxic T cell attack on cancer cells presenting survivin peptides.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication. It is currently being evaluated in multiple Phase 1b/2 clinical trials.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:
MEDIA
Christy Curran, Sam Brown Inc.
T: +1 615-414-8668 E: ChristyCurran@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com